June 26, 2013

Via EDGAR

Suzanne Hayes

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Silvercrest Asset Management Group Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed June 24, 2013
File No. 333-188005 (the “Registration Statement”)

Dear Ms. Hayes,

On behalf of our client, Silvercrest Asset Management Group Inc., (the “Company”), we are responding to a request to provide a written analysis to the staff of the Division of Corporation Finance (the “Staff”) as to how an article published by Financial Advisor magazine on June 13, 2013 (the “FA Article”) complies with Section 5(b)(1) of the Securities Act of 1933, as amended (the “Securities Act”).

We advise the Staff that the Company has examined the FA Article. We respectfully submit that the statements in the FA Article did not constitute an offer under Section 2(a)(3) of the Securities Act for the following reasons: (i) we have been advised by the Company that it did not have any conversations with Financial Advisor magazine and was not aware that Financial Advisor magazine intended to publish the FA Article and (ii) other than a statement about fees per client which the author claims came from “sources”, the statements about the Company included in the FA Article are publicly available information consistent with the Registration Statement or the Company’s Form ADV filed with the Securities and Exchange Commission (the “SEC”).

The FA Article was written by Financial Advisor magazine based on information it was able to obtain in the market without any input from the Company. The author of the FA Article is not affiliated with the Company nor compensated in any way by the Company. The Company did not authorize the FA Article, and was not aware that the FA Article was being written or had been published until the SEC contacted my office yesterday afternoon. In addition, the Company is not aware of any “source” that has disclosed fees per client of the Company. Thus, since the Company and its employees did not have any direct involvement in publishing the FA Article and the Company did not authorize the FA Article, the Company did not make an offer of its securities.

Further, the SEC has stated that a communication may constitute an “offer” in violation of Section 5 of the Securities Act if it has “the effect of conditioning the public mind or arousing public interest in the issuer or in its securities….” Guidelines for the Release of Information by Issuers Whose Securities Are in Registration, Release No. 33-5180 (Aug 16, 1971), at 1. Other than noted above or statements citing previously published articles, all statements about the Company or its business are consistent with that disclosed in the Registration Statement or the Company’s Form ADV filed with the SEC. We believe the statement “In Financial Advisor’s 2013 RIA Survey, Silvercrest reports that it managed $9.9 billion in asset at the end of 2012” is derived from the Company’s Form ADV filed with the SEC on April 1, 2013, which reported assets under management of $9,875,000. According to Financial Advisor’s website, the 2013 RIA Survey will be published next month, however, the 2012 RIA Survey posted on such website noted that the assets under management figures for each advisory firm were derived from such firm’s Form ADV. Thus, the use of “Silvercrest reports” must mean that the author is relying upon the Company’s publicly filed Form ADV. We believe that the FA Article has not had the effect of “conditioning the market” because the information contained in the FA Article is consistent with the information in the Company’s Registration Statement and its Form ADV and thus would not constitute an “offer” in violation of Section 5.

Thus, due to the foregoing, we do not believe that the FA Article constitutes an offer under Section 2(a)(3) of the Securities Act or a violation of Section 5 of the Securities Act.

Thank you for your prompt attention. Should you have any questions or comments with respect to this letter, please call me at (212) 705-7814.

Sincerely,

/s/ Christina E. Melendi

Christina E. Melendi

Bingham McCutchen LLP

cc:	Floyd I. Wittlin (Bingham McCutchen LLP)
David J. Campbell (Silvercrest Asset Management Group Inc.)
David S. Huntington (Paul, Weiss, Rifkind, Wharton & Garrison LLP)